UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

ROTONICS MANUFACTURING INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

778903-10-4

(CUSIP Number)

Sherman McKinniss

17022 South Figueroa Street

Gardena, California  90248

(310) 538-4932

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778903-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherman McKinniss I.D. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Inapplicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,368,721 (2)

	9.	Sole Dispositive Power 5,368,721

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,368,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.68%

14.	Type of Reporting Person (See Instructions) IN

(1)             See discussion in Item 3.

(2)             Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Mr. McKinniss may be deemed to have shared voting power of 5,368,721 shares of Rotonics Common Stock as a result of the Share Exchange and Voting Agreement (described further in Item 4 and 5 of this Schedule 13D) between Rotonics Holding Corporation and Mr. McKinniss.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.             Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the “Common Stock”), of Rotonics Manufacturing Inc., a Delaware corporation (the “Company” or “Rotonics”).  The principal executive offices of the Issuer are located at 17022 South Figueroa Street, Gardena, California  90248.

Item 2.             Identity and Background.

This Statement is filed on behalf of the following person, who is referred to as the “Filing Party”:

(a)                                  Sherman McKinniss.

(b)                                 Mr. McKinniss’ address is 17022 South Figueroa Street, Gardena, California  90248.

(c)                                  Sherman McKinniss is the President, Chief Executive Officer and Chairman of the Board of Rotonics Manufacturing Inc.

(d)                                 Criminal Proceedings

During the last five years, Mr. McKinniss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Civil Securities Law Proceedings

During the last five years, Mr. McKinniss has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship

United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock beneficially held by Sherman McKinniss were paid for using personal funds, except for 90,000 shares of Common Stock purchased in September 1998 through Mr. McKinniss IRA account.

It is anticipated that some or all of the funds required to consummate the transactions contemplated by the Merger, which is discussed in Item 4 hereof, will be borrowed from commercial banks and/or institutional lenders.

Item 4.             Purpose of Transaction.

On August 29, 2006, Rotonics Manufacturing has entered into a merger agreement with Rotonics Holding Corporation (“Buyer”) and a wholly owned subsidiary of the Buyer (“Merger Sub”), pursuant to which Buyer would acquire 75% of the outstanding capital stock of Rotonics (including all shares held by the public) through a merger (the “Merger”) of Rotonics with and into a subsidiary of Buyer (“Merger Sub”) at $3.00 per share in cash.  Buyer is a Minnesota corporation newly formed by Spell Capital Partners Fund III, L.P. and affiliated entities.

As required by the merger proposal made by Spell Capital Partners, Mr. McKinniss will contribute 25% of the outstanding shares of Rotonics to Buyer in exchange for 25% of the outstanding capital stock of Buyer pursuant to a Share Exchange and Voting Agreement (the “Voting Agreement”) entered into simultaneously with the execution of the Merger Agreement.  Pursuant to the Voting Agreement, Mr. McKinniss has agreed to (a) vote his shares: (i) in favor of the adoption of each of the Company Proposals as defined in the Merger Agreement, (ii) against any proposal relating to any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement, and (iv)  against any other action which is intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the transactions contemplated by the Merger Agreement; and (b) granted irrevocable proxy to Buyer granting Buyer the right to vote such shares as specified in clause (a).  This proxy terminates upon the earlier to occur of: (i) termination of the Merger Agreement; and (ii) four months from the date of the Voting Agreement.

The purpose of the Voting Agreement is to enable Buyer and Rotonics to consummate the transactions contemplated by the Merger Agreement.

Except as described above, the Filing Party presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.             Interest in Securities of the Isssuer.

(a)-(b)               The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Company beneficially owned by the Filing Party is as follows:

	Aggregate Number of Shares		Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose		Approximate Percentage*
Sherman McKinniss	5,368,721	(1)	0	5,368,721	(1)	45.68%

*                    Based on 11,752,265 shares of Common Stock, no par value, outstanding as of August 29, 2006.

(1)             Consisting of:  5,368,721 shares of Common Stock held by Mr. McKinniss jointly with his spouse.

(c)                                  Except as set forth or incorporated herein, during the past 60 days, the Filing Party effected no transaction in shares of Common Stock.

(d)                                 No person other than the Filing Party is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)                                  Not applicable.

Item 6.             Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of the Filing Party, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Rotonics, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated August 29, 2006, by and among Rotonics Manufacturing Inc., RMI Minnesota Corporation and Rotonics Holding Corporation*

99.2.	Share Exchange and Voting Agreement dated August 29, 2006**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Rotonics Manufacturing on August 30, 2006.

**	Incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Rotonics Manufacturing on August 30, 2006.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief,  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2006	By:	/s/ Sherman McKinniss
Sherman McKinniss

INDEX TO EXHIBITS

99.1.	Agreement and Plan of Merger, dated August 29, 2006, by and among Rotonics Manufacturing Inc., RMI Minnesota Corporation and Rotonics Holding Corporation*

99.2.	Share Exchange and Voting Agreement dated August 29, 2006**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Rotonics Manufacturing on August 30, 2006.

**	Incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Rotonics Manufacturing on August 30, 2006.